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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                  SCHEDULE TO
                                 (RULE 14D-100)
              TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                            ------------------------

                                  FUNCO, INC.
                       (NAME OF SUBJECT COMPANY (ISSUER))
                            ------------------------

                          B&N ACQUISITION CORPORATION,
                     A WHOLLY-OWNED INDIRECT SUBSIDIARY OF

                              BARNES & NOBLE, INC.
                      (NAME OF FILING PERSONS (OFFERORS))
                            ------------------------

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)
                            ------------------------

                                   360762108
                     (CUSIP NUMBER OF CLASS OF SECURITIES)
                            ------------------------

                   MAUREEN O'CONNELL, CHIEF FINANCIAL OFFICER
                              BARNES & NOBLE, INC.
                                122 FIFTH AVENUE
                               NEW YORK, NY 10011
                                 (212) 633-3300
          (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
        RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF FILING PERSONS)
                            ------------------------

                                    Copy to:

                             STUART A. GORDON, ESQ.
                 ROBINSON SILVERMAN PEARCE ARONSOHN & BERMAN LLP
                           1290 AVENUE OF THE AMERICAS
                               NEW YORK, NY 10104
                                 (212) 541-2000
                                  MAY 16, 2000

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                           CALCULATION OF FILING FEE

TRANSACTION VALUATION*                                   AMOUNT OF FILING FEE

     $161,809,233                                              $32,362


* Estimated for purposes of calculating the amount of filing fee only. This calculation assumes the purchase of all outstanding shares of common stock, par value $.01 per share (the "Shares"), of Funco, Inc. (the "Company") at a price per Share of $24.75 in cash, without interest. As of May 12, 2000, there were (i) 6,124,086 Shares outstanding and (ii) 785,155 Shares reserved for issuance for outstanding options to acquire Shares from the Company. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, is 1/50th of one percent of the aggregate Transaction Value.

/ / Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

      Amount Previously Paid:        N/A        Filing Party:        N/A
      Form or Registration No.:      N/A        Date Filed:          N/A

/ / Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

      Check the appropriate boxes below to designate any transactions to which the statement relates:

      /x/ third-party tender offer subject to Rule 14d-1.

      / / issuer tender offer subject to Rule 13e-4.

      / / going-private transaction subject to Rule 13e-3.

      / / amendment to Schedule 13D under Rule 13d-2.

      Check the following box if the filing is a final amendment reporting the results of the tender offer: / /


                                       2
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                                  TENDER OFFER

     This Tender Offer Statement on Schedule TO (the "Schedule TO") relates to an offer by B&N Acquisition Corporation, a Minnesota corporation ("Purchaser") and a wholly-owned indirect subsidiary of Barnes & Noble, Inc., a Delaware corporation ("Parent"), to purchase all of the outstanding shares of common stock, par value $.01 per share (the "Shares"), of Funco, Inc., a Minnesota corporation (the "Company"), for a price of $24.75 per share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 16, 2000 (the "Offer to Purchase"), and in the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively (which, as either may be amended or supplemented, together constitute the "Offer").

     The information in the Offer to Purchase, including all schedules and annexes thereto, is hereby expressly incorporated herein by reference in response to all the items of the Schedule TO, except as otherwise set forth below.

ITEM 1. SUMMARY TERM SHEET

     The information set forth in the Offer to Purchase under "Summary Term Sheet" is incorporated herein by reference.


ITEM 2. SUBJECT COMPANY INFORMATION

(a) The name of the subject company is Funco, Inc., a Minnesota corporation. The Company's principal executive offices are located at 10120 West 76th Street, Eden Prairie, Minnesota 55344. Its telephone number is (952) 946-8883.

(b) The information set forth in the Offer to Purchase under "Introduction" and Section 1 ("Terms of the Offer; Expiration Date") is incorporated herein by reference.

(c)                      The information set forth in the Offer to Purchase in
                         Section 6 ("Price Range of Shares; Dividends") is incorporated herein by reference.


ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON

(a), (b), (c) (1, 2, 5)  This Schedule TO is being filed by Purchaser and
                         Parent. The information set forth in the Offer to Purchase under "Introduction," in Section 8 ("Certain Information Concerning Purchaser and Parent") and in
                         Schedule I ("Directors and Executive Officers of Parent and Purchaser") to the Offer to Purchase is incorporated herein by reference.

(c) (3-4)                During the last five years, none of Purchaser, Parent,
                         nor, to the best of their knowledge, any of the persons listed in Schedule I to the Offer to Purchase
                         ("Directors and Executive Officers of Parent and
                         Purchaser") (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of such laws.


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ITEM 4. TERMS OF THE TRANSACTION

(a)(1)(i-viii, xii)      The information set forth in the Offer to Purchase
                         under "Introduction," Section 1 ("Terms of the Offer;
                         Expiration Date"), Section 2 ("Acceptance for Payment and Payment for Shares"), Section 3 ("Procedures for
                         Tendering Shares"), Section 4 ("Withdrawal Rights"),
                         Section 5 ("Certain Tax Considerations"), Section 11
                         ("Purpose of the Offer and Merger; Plans for the Company; Merger Agreement; Shareholder Agreement and
                         Other Agreements; Other Matters"), Section 14 ("Certain
                         Conditions of the Offer") and Section 15 ("Certain
                         Legal Matters and Regulatory Approvals") is incorporated herein by reference.

(a)(1)(ix)               Not applicable.

(a)(1)(x)                Not applicable.

(a)(1)(xi)               Not applicable.

(a)(2)(i-iv, vii)        The information set forth in the Offer to Purchase
                         under Section 11 ("Purpose of the Offer and Merger;
                         Plans for the Company; Merger Agreement; Shareholder
                         Agreement and Other Agreements; Other Matters") is incorporated herein by reference.

(a)(2)(v)                Not applicable.

(a)(2)(vi)               Not applicable.


ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

(a) No transactions, other than those described in paragraph (b), have occurred during the past two years between the filing persons and the Company or any of their affiliates that are not natural persons.

(b) The information set forth in the Offer to Purchase under "Introduction," Section 8 ("Certain Information Concerning Purchaser and Parent"), Section 10 ("Background of the Offer; Contacts with the Company") and Section 11 ("Purpose of the Offer and Merger; Plans for the Company; Merger Agreement; Shareholder Agreement and Other Agreements; Other Matters") is incorporated herein by reference.


ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

(a) The information set forth in the Offer to Purchase under "Introduction," Section 10 ("Background of the Offer; Contacts with the Company") and Section 11 ("Purpose of the Offer and Merger; Plans for the Company; Merger Agreement; Shareholder Agreement and Other Agreements; Other Matters") is incorporated herein by reference.

(c)(1-7) The information set forth in the Offer to Purchase under "Introduction," Section 10 ("Background of the Offer; Contacts with the Company"), Section 11 ("Purpose of the Offer and Merger; Plans for the Company; Merger Agreement; Shareholder Agreement and Other Agreements; Other Matters"), Section 12 ("Dividends and Distributions") and Section 13 ("Effect of the Offer on the Market for the Shares, Nasdaq National Market Listing and Exchange Act Registration") is incorporated herein by reference.


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ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

(a), (d) The information set forth in the Offer to Purchase under Section 9 ("Source and Amount of Funds"), the Amended and Restated Credit Agreement, dated as of November 18, 1997 (the "Credit Agreement"), among Parent, its subsidiaries, The Chase Manhattan Bank (National Association), as Administrative Agent, and the Banks party thereto, a copy of which is filed as
                         Exhibit 10.1 to the Report on Form 10-K of Parent filed on May 1, 1998, and Amendment No. 2 to the Credit Agreement, dated as of October 21, 1999, a copy of which is filed as Exhibit 10.2 to the Report on Form 10-K of Parent filed on April 28, 2000, is incorporated herein by reference.

(b)                      Not applicable.


ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY

(a), (b) The information set forth in the Offer to Purchase under "Introduction," Section 8 ("Certain Information Concerning Purchaser and Parent"), Section 10 ("Background of the Offer; Contacts with the Company") and Section 11 ("Purpose of the Offer and Merger; Plans for the Company; Merger Agreement; Shareholder Agreement and Other Agreements; Other Matters") is incorporated herein by reference.

ITEM 9. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED

(a) The information set forth in the Offer to Purchase under "Introduction" and Section 16 ("Fees and Expenses") is incorporated herein by reference.


ITEM 10. FINANCIAL STATEMENTS

(a), (b) Because the consideration offered consists solely of cash, the Offer is not subject to any financing condition and the Offer is for all outstanding Shares, Purchaser believes the financial condition of Parent, Purchaser and their affiliates is not material to a decision by a holder of Shares whether to sell, tender or hold Shares pursuant to the Offer.


ITEM 11. ADDITIONAL INFORMATION

(a) The information set forth in the Offer to Purchase under "Introduction," Section 1 ("Terms of the Offer; Expiration Date"), Section 11 ("Purpose of the Offer and Merger; Plans for the Company; Merger Agreement; Shareholder Agreement and Other Agreements; Other Matters") and Section 15 ("Certain Legal Matters and Regulatory Approvals") is incorporated herein by reference.

(b) The information set forth in the Offer to Purchase and the related Letter of Transmittal, copies of which are filed as Exhibits (a)(1) and (a)(2) hereto, respectively, is incorporated herein by reference.


ITEM 12. MATERIALS TO BE FILED AS EXHIBITS

(a)(1)                   Offer to Purchase, dated May 16, 2000.

(a)(2)                   Letter of Transmittal.

(a)(3)                   Notice of Guaranteed Delivery.

(a)(4) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(5) Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.


                                       5
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(a)(7)                   Summary Advertisement, dated May 16, 2000.

(b)(1) Amended and Restated Credit Agreement, dated as of November 18, 1997 (the "Credit Agreement"), among Parent, its subsidiaries, The Chase Manhattan Bank (National Association), as Administrative Agent, and the Banks party thereto (incorporated by reference to Exhibit 10.1 to the Report on Form 10-K of Parent filed on May 1, 1998).

(b)(2) Amendment No. 2, dated as of October 21, 1999, to the Credit Agreement (incorporated by reference to Exhibit
                         10.2 to the Report on Form 10-K of Parent filed on April 28, 2000).

(d)(1) Agreement and Plan of Merger, dated as of May 4, 2000, by and among the Company, Parent and Purchaser (incorporated by reference to Exhibit 2.1 to the Report on Form 8-K of Parent filed on May 10, 2000).

(d)(2) Shareholder Agreement, dated as of May 4, 2000, by and between Parent and David R. Pomije (incorporated by reference to Exhibit 2.2 to the Report on Form 8-K of Parent filed on May 10, 2000).

(d)(3) Letter Agreement (Original Confidentiality Agreement), dated as of April 21, 1999, by and between the Company and Babbage's Etc. LLC ("Babbage's").

(d)(4) Letter Agreement (Supplemental Confidentiality Agreement), dated as of April 7, 2000, by and among the Company, Parent and Babbage's.

(g)                      Not applicable.

(h)                      Not applicable.


ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3

                         Not applicable.


                                        6
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                                   SIGNATURE


     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: May 16, 2000


                                          BARNES & NOBLE, INC.


                                          By: /s/ Maureen O'Connell
                                             ----------------------------------
                                             Maureen O'Connell
                                             Chief Financial Officer



                                          B&N ACQUISITION CORPORATION


                                          By: /s/ Maureen O'Connell
                                             ----------------------------------
                                             Maureen O'Connell
                                             Vice President